Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2020 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2020 were approved by the Board of Directors and signed on its behalf on November 12, 2020.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth
Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit and loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

		Three months ended		Nine months ended
Unaudited		September 30,		September 30,
	Note	2020	2019	2020	2019

Revenue		25,359	19,953	71,874	52,393
Less: Royalty		(1,271)	(999)	(3,599)	(2,682)
Production costs	6	(10,399)	(9,410)	(32,537)	(26,750)
Depreciation		(1,143)	(1,059)	(3,457)	(3,159)
Gross profit		12,546	8,485	32,281	19,802
Other income	7	27	5	4,736	2,043
Other expenses	8	(305)	(173)	(1,827)	(482)
Administrative expenses	9	(2,539)	(1,246)	(5,361)	(3,951)
Cash-settled share-based payment	10	(231)	(36)	(1,177)	(406)
Net foreign exchange gain	11	985	3,345	4,694	28,270
Profit on sale of subsidiary		–	–	–	5,409
Fair value gain/ (loss) on derivative assets	12	27	–	(121)	(324)
Operating profit		10,510	10,380	33,225	50,361
Finance income		4	30	36	80
Finance cost		(91)	(46)	(390)	(116)
Profit before tax		10,423	10,364	32,871	50,325
Tax expense	13	(4,993)	(1,858)	(11,410)	(3,154)
Profit for the period		5,430	8,506	21,461	47,171

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(88)	(353)	(1,146)	(353)
Reclassification of accumulated exchange differences on the sale of subsidiary		–	–	–	(2,109)
Total comprehensive income for the period		5,342	8,153	20,315	44,709

Profit attributable to:
Owners of the Company		4,433	7,007	17,807	39,628
Non-controlling interests		997	1,499	3,654	7,543
Profit for the period		5,430	8,506	21,461	47,171

Total comprehensive income attributable to:
Owners of the Company		4,345	6,654	16,661	37,166
Non-controlling interests		997	1,499	3,654	7,543
Total comprehensive income for the period		5,342	8,153	20,315	44,709

Earnings per share
Basic earnings per share ($)		0.37	0.63	1.50	3.60
Diluted earnings per share ($)		0.37	0.63	1.50	3.60

The accompanying notes on page 6 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Note	2020	2019

Assets
Property, plant and equipment	14	123,923	113,651
Deferred tax asset		105	63
Total non-current assets		124,028	113,714

Inventories	15	14,280	11,092
Prepayments		4,254	2,350
Trade and other receivables	16	6,839	6,912
Derivative financial assets	12	1,160	102
Cash and cash equivalents		21,562	9,383
Total current assets		48,095	29,839
Total assets		172,123	143,553

Equity and liabilities
Share capital	17	74,696	56,065
Reserves		137,337	140,730
Retained loss		(73,240)	(88,380)
Equity attributable to shareholders		138,793	108,415
Non-controlling interests		15,913	16,302
Total equity		154,706	124,717

Provisions		3,404	3,346
Deferred tax liabilities		1,724	3,129
Term loan facility - long term portion		193	1,942
Cash-settled share-based payment - long term portion	10	1,692	540
Total non-current liabilities		7,013	8,957

Term loan facility - short term portion		322	529
Cash-settled share-based payment - short term portion	10	285	–
Income taxes payable		1,902	163
Trade and other payables		7,895	8,697
Overdraft		–	490
Total current liabilities		10,404	9,879
Total liabilities		17,417	18,836
Total equity and liabilities		172,123	143,553

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited	Notes	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity

Balance December 31, 2018		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends paid		–	–	–	–	(2,219)	(2,219)	(284)	(2,503)
Shares issued - share-based payment	10(a)	963	–	–	–	–	963	–	963
Total comprehensive income:
Profit for the period		–	–	–	–	39,628	39,628	7,543	47,171
Other comprehensive income for the period		–	(2,462)	–	–	–	(2,462)	–	(2,462)
Balance at September 30, 2019		56,065	(9,023)	132,591	16,760	(90,020)	106,373	15,604	121,977

Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends paid		–	–	–	–	(2,667)	(2,667)	(443)	(3,110)
Shares issued:
- share-based payment	10(a)	216	–	–	–	–	216	–	216
- options exercised		30	–	–	–	–	30	–	30
- equity raise (net of transaction cost)	17	12,538	–	–	–	–	12,538	–	12,538
- Blanket shares repurchased	5	5,847	–	–	(2,247)	–	3,600	(3,600)	–
Total comprehensive income:
Profit for the period		–	–	–	–	17,807	17,807	3,654	21,461
Other comprehensive income for the period		–	(1,146)	–	–	–	(1,146)	–	(1,146)
Balance at September 30, 2020		74,696	(9,767)	132,591	14,513	(73,240)	138,793	15,913	154,706
		17

The accompanying notes on page 6 to 22 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(in thousands of United States dollars, unless indicated otherwise)

Unaudited
		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019

Cash generated from operations	18	7,393	4,886	23,764	14,003
Net interest paid		(74)	(33)	(337)	(129)
Tax paid		(2,048)	–	(4,082)	(608)
Net cash from operating activities		5,271	4,853	19,345	13,266

Cash flows used in investing activities
Acquisition of property, plant and equipment		(8,007)	(5,583)	(15,928)	(14,909)
Purchase of derivative financial asset		–	–	(1,058)	–
Proceeds from disposal of subsidiary		–	–	900	1,000
Net cash used in investing activities		(8,007)	(5,583)	(16,086)	(13,909)

Cash flows from financing activities
Dividends paid		(1,129)	(883)	(3,110)	(2,503)
Payment of lease liabilities		(30)	–	(87)	–
Shares issued - equity raise	17	12,538	–	12,538	–
Share options exercised		–	–	30	–
Net cash used in financing activities		11,379	(883)	9,371	(2,503)

Net increase/ (decrease) in cash and cash equivalents		8,643	(1,613)	12,630	(3,146)
Effect of exchange rate fluctuations on cash held		1,280	1,063	39	(15)
Net cash and cash equivalents at the beginning of the period		11,639	9,742	8,893	11,187
Net cash and cash equivalents at the end of the period		21,562	9,192	21,562	8,026

The accompanying notes on page 6 to 22 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2020 comprise the Company and its subsidiaries (the “Group”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis of preparation
i.)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

ii.)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and
•	derivative financial instruments measured at fair value.

iii.)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$” or “US Dollar” or “USD”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to the RTGS$ currency and the effect thereof on the statement of profit or loss and other comprehensive income.

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2019. In addition, the accounting policies have been applied consistently by the Group entities.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

7

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)       20% of the 16% shareholding of NIEEF;

(b)       20% of the 15% shareholding of Fremiro; and

(c)       100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2020 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 21, 2020 all substantive conditions to the transaction were satisfied and the Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

8

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

			NCI subject to		Balance of facilitation loan #
USD	Shareholding	NCI Recognised	facilitation loan		September 30, 2020		December 31, 2019
NIEEF	16%	3.20%	12.80%		11,834		11,877
Fremiro	– &	– &	–	&	–	&	11,458
Community Trust	10%	10.00%	–		–		–
BETS ~	10%	– *	–	*	7,542		7,639
	36%	13.20%	12.80%		19,376		30,974

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

& After Fremiro repurchase on January 21, 2020.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2020	2019

Balance at January 1,	30,974	30,986
Cancellation of Fremiro loan	(11,458)	–
Dividends used to repay loans	(1,171)	(1,081)
Interest accrued	1,031	1,073
Balance at September 30,	19,376	30,978

Advance dividend loans and balances

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

9

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2020	2019

Balance at January 1,	1,632	2,053
Dividends used to repay advance dividends	(496)	(350)
Interest accrued	78	72
Balance at September 30,	1,214	1,775

6	Production Costs
	2020	2019

Salaries and wages	11,948	10,639
Consumable materials	11,823	9,499
Electricity costs	6,197	4,600
Safety	548	592
Cash-settled share-based expense (note 10(a))	480	73
On mine administration	1,264	1,117
Pre-feasibility exploration costs	277	230
	32,537	26,750
7	Other income
	2020	2019

Government grant – Gold sale export incentive	4,695	866
Government grant – Gold support price	–	1,064
Other	41	113
	4,736	2,043

Government grant – Gold sale export incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity Printers and Refiners Limited (“Fidelity”).

10

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

7	Other income (continued)

Government grant – Gold sale export incentive (continued)

The below table indicates when the ECI was applicable and the percentages applied, as announced by government:

ECI applicable periods	Percentage
May 1, 2016 – January 1, 2018	3.5%
January 1, 2018 – February 1, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean government were included in other income when determined receivable and receipts were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019, the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. The gold support price has not been received since the LBMA gold price subsequently increased above $1,368.58 per ounce.

8	Other expenses
	2020	2019

Intermediated Money Transaction Tax	325	253
Solar expenses*	202	85
COVID-19 donations ~	1,032	–
Community and social responsibility	268	–
Impairment of property, plant and equipment	–	144
	1,827	482

* On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant that will be owned by a subsidiary of the Company. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit and loss. Solar costs incurred after approval by the Board are accounted for as property, plant and equipment (refer to note 14) as it became clear and probable that future economic benefits will flow to the project.

~ Blanket Mine donated $840 towards the Zimbabwean Ministry of Mines and Development and $192 towards a clinic in Gwanda, in helping to curb the spread of COVID-19 and the impacts thereof.

11

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

9	Administrative expenses
	2020	2019

Investor relations	263	324
Audit fee	186	185
Advisory services fee	501	253
Listing fees	274	214
Directors fees company	210	170
Directors fees Blanket	29	17
Employee costs	2,431	2,064
Other office administration cost	345	420
Management liability insurance	1,032	86
Travel costs	90	201
Eersteling Gold Mine administration costs	–	17
	5,361	3,951

10	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based payment arrangements for the nine months ended September 30:

	Note	2020	2019

Restricted Share Units and Performance Units	10(a)	1,100	376
Caledonia Mining South Africa employee incentive scheme	10(b)	77	30
		1,177	406

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

PUs have a performance condition based on gold production and a performance period of three years. The number of PUs that vest will be the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

12

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

10	Cash-settled share-based payments
(a)	Restricted Share Units and Performance Units (continued)

RSUs and PUs allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unit holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2019: 93%-100%) average performance multiplier was used in calculating the estimated liability. The liability as at September 30, 2020 amounted to $1,887 (December 31, 2019: $524). Included in the liability as at September 30, 2020 is an amount of $480 (September 30, 2019: $73) that was expensed and classified as production costs; refer to note 6. During the year PUs and RSUs to the value of $216 vested and were issued as share capital.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	September 30,		December 31,
	2020		2019
	RSUs	PUs	RSUs	PUs
Fair value (USD)	$9.28	$9.23	$5.85	$5.49-5.79
Share price (USD)	$9.28	$8.95	$5.85	$5.85
Performance multiplier percentage	–	93-100%	–	93-100%

Share units granted:
	RSUs	PUs	RSUs	PUs

Grant – January 11, 2016	–	–	60,645	242,579
Grant- March 23, 2016	–	–	10,965	43,871
Grant – June 8, 2016	–	–	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	121,331	–	–
Grant - March 31, 2020	–	1,971	–	–
Grant - June 1, 2020	–	1,740	–	–
Grant - September 9, 2020	–	1,611	–	–
Grant - September 14, 2020	–	21,642	–	–
RSU dividends reinvested	948	–	11,316	–
Settlements/ terminations	(5,052)	(21,342)	(87,434)	(306,920)
Total awards	17,924	283,426	5,052	156,473

13

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 Caledonia Mining South Africa Proprietary Limited granted 52,282 awards to its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £7.44 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $90 (December 31, 2019: $16) and the expense amounted to $77 (September 30, 2019: $30) for the nine months ended September 30, 2020. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended September 30, 2020.

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that a discretionary cash bonus would be awarded to them at the end of 2020 if their cash-settled share-based payments did not exceed 10% of their yearly gross remuneration. The shortfall between 10% of the cash awards and the cash-settled share-based payments, where applicable, was accounted for as employee costs (note 9) and included in Trade and other payables.

	September 30,	December 31,
	2020	2019
	Awards
Grant – July 2017 (3-year term)	–	37,330
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out	(7,655)	(44,985)
Total awards outstanding	7,297	7,297

Estimated awards expected to vest	100%	100%

11	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 81.44 RTGS$ to 1 US Dollar as at September 30, 2020 (December 31, 2019: 16.77 RTG$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

14

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

11	Net foreign exchange gain (continued)

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2020	2019

Unrealised foreign exchange gain	8,464	31,318
Realised foreign exchange loss	(3,770)	(3,048)
Net foreign exchange gain	4,694	28,270

12	Derivative financial assets
		December 31,
	2020	2019

Gold exchange-traded fund ("Gold ETF")	1,160	–
Gold Hedge	–	102
	1,160	102

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short term Rands on hand at the South Africa subsidiary. The Gold ETF’s value tracks the US spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollar. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $19 (2019: Nil) for the nine months ended September 30, 2020. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollar on the translation of the foreign subsidiary, amounted to $121 (2019: Nil).

Gold Hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $102 (2018: Nil). The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contract amounted to $102 (2019: $324) for the nine months ended September 30, 2020. The hedges expired on June 30, 2020.

Fair value losses on derivative assets	2020	2019

Gold ETF	19	–
Gold hedge	102	324
	121	324

15

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

13	Tax expense
	2020	2019
Tax recognised in profit or loss

Current tax (income tax and witholding tax)	9,337	4,898
Deferred tax expense	2,073	(1,744)
Tax expense	11,410	3,154

Reconciliation of tax rate	2020	2019

Profit for the year	21,461	47,171
Total tax expense	11,410	3,154
Profit before tax	32,871	50,325

Income tax at Company's domestic tax rate (1)
Tax at enacted rate of jurisdictions within the Group (2)	10,072	13,015
Effect of income tax calculated in RTGS$ as required by PN26 (3)	1,444	(11,535)
Management fee – Withholding tax on deemed dividend portion	126	94
Management fee – non-deductible deemed dividend	427	407
Management fee – withholding tax current year	91	88
Withholding tax on intercompany dividend	230	40
Non-deductible royalty expenses	–	731
Other non-deductible expenditure	70	5
Export incentive income exemption	(1,095)	(204)
Change in tax estimates	(8)	34
Change in unrecognised deferred tax assets	53	479
Tax expense - recognised in profit or loss	11,410	3,154

(1)	The tax rate in Jersey, Channel Islands is 0% (2019: 0%).
(2)	The implied tax rate of 30.6% exceeds the statutory tax rates of subsidiaries of the Company, as certain non-deductible expenditures are incurred by the Company that cannot be offset against taxable income of our Zimbabwean and South African entities where the enacted tax rates are 25.75% and 28% respectively. Expenditures incurred in Jersey amounted to $4,929 (2019: ($177) income) deducted from consolidated profit before tax but is not deducted in calculating the tax expense.
(3)	In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, that requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the turnover is earned. The reconciling item reconciles the profit before tax calculated using US dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.

16

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

14	Property, plant and equipment
	Land and Buildings	Mine development, infrastructure and other	Exploration and evaluation assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total
Cost
Balance at January 1, 2019	10,339	74,509	6,967	32,675	923	2,402	–	127,815
Initial recognition of right of use assets	409	–	–	–	–	–	–	409
Additions*	267	19,020	172	897	88	151	–	20,595
Impairments	–	–	–	(144)	–	–	–	(144)
Disposals	(212)	–	–	–	–	(16)	–	(228)
Reallocations between asset classes	25	(2,989)	–	2,964	–	–	–	–
Foreign exchange movement	5	2	–	3	7	1	–	18
Balance at December 31, 2019	10,833	90,542	7,139	36,395	1,018	2,538	–	148,465
Additions*	1	11,186	75	1,968	115	423	148	13,916
Derecognised plant and equipment	–	–	–	(201)	–	–	–	(201)
Reallocations between asset classes	625	(796)	–	171	–	–	–	–
Foreign exchange movement	(34)	–	–	(15)	(54)	(7)	–	(110)
Balance at September 30, 2020	11,425	100,932	7,214	38,318	1,079	2,954	148	162,070

* Included in additions is an amount of $ 12,177 (December 31, 2019: $ 20,093) relating to capital work in progress (“CWIP”) and contains $ 42 (December 31, 2019: $ 165) of borrowing costs capitalised from the term loan. As at quarter end $ 88,228 of CWIP was included in the cost closing balance (December 31, 2019: $ 76,847).

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant that will be owned by a subsidiary of the Company. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit and loss. Solar costs incurred after approval by the Board are accounted for as property, plant and equipment (refer to note 14) as it became clear and probable that future economic benefits will flow to the project.

17

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

14	Property, plant and equipment (continued)
	Land and Buildings	Mine development, infrastructure and other	Exploration and evaluation assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2019	4,411	5,821	–	17,357	649	2,150	–	30,388
Initial recognition of right of use assets	146	–	–	–	–	–	–	146
Depreciation for the year	1,005	504	–	2,693	99	133	–	4,434
Disposals	(149)	–	–	–	–	(16)	–	(165)
Foreign exchange movement	–	–	–	–	5	6	–	11
Balance at December 31, 2019	5,413	6,325	–	20,050	753	2,273	–	34,814
Depreciation for the year	766	454	–	2,057	71	109	–	3,457
Accumulated depreciation for derecognised plant and equipment	–	–	–	(56)	–	–	–	(56)
Foreign exchange movement	(19)	–	–	1	(48)	(2)	–	(68)
Balance at September 30, 2020	6,160	6,779	–	22,052	776	2,380	–	38,147

Carrying amounts
At December 31, 2019	5,420	84,217	7,139	16,345	265	265	–	113,651
At September 30, 2020	5,265	94,153	7,214	16,266	303	574	148	123,923

18

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

15	Inventories
		December 31,
	2020	2019

Consumable stores	13,037	10,716
Gold in progress	1,243	376
	14,280	11,092

16	Trade and other receivables
		December 31,
	2020	2019

Bullion sales receivable	4,060	2,987
VAT receivables	1,377	1,765
Deferred consideration on the disposal of subsidiary	1,099	1,991
Deposits for stores and equipment and other receivables	303	169
	6,839	6,912

The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen. The Bullion sales receivable was received after quarter-end.

17	Share capital
	Number of fully paid shares	Amount

January 1, 2019	10,603,153	55,102
Shares issued - share-based payment	159,888	963
September 30, 2019	10,763,041	56,065

January 1, 2020	10,763,041	56,065
Shares issued:
- share-based payment (note 10(a))	17,774	216
- options exercised	5,000	30
- equity raise*	597,963	12,538
- Blanket shares repurchased (note 5)	1,333,008	5,847
September 30, 2020	12,118,823	74,696

* The Company raised equity for the construction of the solar plant by way of an At The Market (“ATM”) equity offer on the NYSE American. Gross proceeds of $13,000 was raised pursuant to the ATM sales agreement with Cantor Fitzgerald & Co. and was raised at a transaction cost of $462.

19

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2020	2019

Operating profit	33,225	50,361
Adjustments for:
Unrealised foreign exchange gains (note 11)	(8,464)	(31,318)
Cash-settled share-based expense (note 10)	1,177	406
Cash-settled share-based expense included in production costs (note 6)	480	73
Settlement of cash-settled share-based expense	–	(1,280)
Gold ETF fair value loss (note 12)	19	–
Gold hedge fair value loss (note 12)	102	–
Depreciation	3,457	3,159
Impairment of property, plant and equipment	–	144
Derecognition of property, plant and equipment	145	–
Profit on sale of subsidiary	–	(5,409)
Cash generated by operations before working capital changes	30,141	16,136
Inventories	(3,450)	(854)
Prepayments	(134)	(1,271)
Trade and other receivables	(2,004)	(1,583)
Trade and other payables	(789)	1,575
Cash generated by operations	23,764	14,003

19	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries. The South Africa geographical segment comprises a gold mine, that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

20

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

19	Operating Segments (continued)

Information about reportable segments

For the nine months ended September 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	71,874	13,783	(13,783)	–	71,874
Royalty	(3,599)	–	–	–	(3,599)
Production costs	(32,477)	(12,410)	12,350	–	(32,537)
Depreciation	(3,655)	(65)	294	(31)	(3,457)
Other income	4,729	7	–	–	4,736
Other expenses	(1,809)	(166)	148	–	(1,827)
Administrative expenses	(101)	(1,196)	–	(4,064)	(5,361)
Management fee	(1,857)	1,857	–	–	–
Cash-settled share-based payment expense	–	(77)	479	(1,579)	(1,177)
Net foreign exchange gain (loss)	4,761	(441)	(247)	621	4,694
Fair value loss on derivative assets	–	(19)	–	(102)	(121)
Net finance costs	(385)	31	–	–	(354)
Dividends (paid) received	(2,198)	(1,176)	(26)	3,400	–
Profit before tax	35,283	128	(785)	(1,755)	32,871
Tax expense	(10,697)	(476)	–	(237)	(11,410)
Profit after tax	24,586	(348)	(785)	(1,992)	21,461

As at September 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	25,296	6,442	(124)	16,481	48,095
Non-Current (excluding intercompany)	126,719	226	(3,131)	214	124,028
Expenditure on property, plant and equipment (note 14)	14,829	54	(967)	–	13,916
Intercompany balances	16,569	5,617	(75,597)	53,411	–

Geographic segment liabilities:
Current (excluding intercompany)	(7,846)	(1,816)	–	(742)	(10,404)
Non-current (excluding intercompany)	(5,435)	–	113	(1,691)	(7,013)
Intercompany balances	–	(33,766)	75,597	(41,831)	–

21

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

19	Operating Segments (continued)
For the nine months ended September 30, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	52,393	10,367	(10,045)	(322)	52,393
Royalty	(2,682)	–	–	–	(2,682)
Production costs	(26,696)	(9,204)	9,150	–	(26,750)
Depreciation	(3,345)	(77)	263	–	(3,159)
Other income	2,040	3	–	–	2,043
Other expenses	(397)	(85)	–	–	(482)
Administrative expenses	(87)	(1,433)	–	(2,431)	(3,951)
Management fee	(1,744)	1,744	–	–	–
Cash-settled share-based payment expense	(165)	(95)	–	(146)	(406)
Net foreign exchange gain (loss)	28,399	(147)	–	18	28,270
Profit with sale of subsidiary	–	–	–	5,409	5,409
Fair value loss on derivative assets	–	–	–	(324)	(324)
Net finance costs	(77)	32	–	9	(36)
Dividends received	–	–	–	–	–
Profit before tax	47,639	1,105	(632)	2,213	50,325
Tax expense	(2,823)	(334)	43	(40)	(3,154)
Profit after tax	44,816	771	(589)	2,173	47,171

As at September 30, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,608	3,383	(139)	4,987	29,839
Non-Current (excluding intercompany)	115,611	315	(2,456)	244	113,714
Expenditure on property, plant and equipment (note 14)	21,465	47	(1,165)	248	20,595
Intercompany balances	–	8,869	(52,783)	43,914	–

Geographic segment liabilities:
Current (excluding intercompany)	(7,177)	(1,546)	–	(1,156)	(9,879)
Non-current (excluding intercompany)	(9,085)	(17)	140	5	(8,957)
Intercompany balances	(2,441)	(32,558)	52,783	(17,784)	–

Major customer

Revenues from Fidelity amounted to $ 71,874 (2019: $ 52,393) for the nine months ended September 30, 2020.

22

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at November 12, 2020

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7)	S. R. Curtis (5) (6) (7)
Chairman of the Board	Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer	Chief Operating Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (5) (7)	M. Learmonth (5) (7)
Non-executive Director	Chief Financial Officer
Connecticut, United States of America	Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	A. Chester (5)
Chairman Audit Committee	General Counsel, Company Secretary and Head of Risk and Compliance
Non-executive Director,	Jersey, Channel Islands
Cape Town, South Africa

M. Learmonth (5) (7)	BOARD COMMITTEES
Chief Financial Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
John McGloin (1) (3) (4) (6) (7)	(3) Corporate Governance Committee
Non-executive Director	(4) Nomination Committee
Bishops Stortford, United Kingdom	(5) Disclosure Committee
(6) Technical Committee
N. Clark (4) (6) (7)	(7) Strategic Planning Committee
Non-executive Director
East Molesey, United Kingdom

23

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at November 12, 2020

CORPORATE OFFICES		SOLICITORS
Jersey – Head and Registered Office		Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc		22 Grenville Street
B006 Millais House		St Helier
Castle Quay		Jersey
St Helier		Channel Islands
Jersey JE2 3NF
Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited		Suite 4100, Scotia Plaza
P.O Box 4628		40 King Street West
Weltevreden park		Toronto, Ontario M5H 3Y4 Canada
1715
South Africa		Memery Crystal LLP (United Kingdom)
165 Fleet Street
Caledonia Holdings Zimbabwe (Private) Limited		London EC4A 2DY
P.O. Box CY1277		United Kingdom
Causeway, Harare
Zimbabwe		Dorsey & Whitney LLP (US)
TD Canada Trust Tower
Capitalisation (November 12, 2020)		Brookfield Place
Authorised:	Unlimited	161 Bay Street
Shares, Warrants and Options Issued:		Suite 4310
Shares:	12,118,823	Toronto, Ontario
Options:	28,000	M5J 2S1 Canada

SHARE TRADING SYMBOLS		AUDITORS
NYSE American - Symbol "CMCL"		BDO South Africa Incorporated
AIM - Symbol “CMCL”		Wanderers Office Park
52 Corlett Drive
BANKERS		Illovo 2196
Barclays		South Africa
13 Library Place		Tel: +27(0)105907200
St Helier, Jersey
REGISTRAR & TRANSFER AGENT
Computershare
150 Royall Street,
Canton, Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

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